SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  March 30, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated March 30, 2004

30 March 2004

Norske Skog Canada Limited Announces Redemption of Senior Notes Due 2009

Vancouver, B.C. – Norske Skog Canada Limited (the “Company”) today announced that it has elected to redeem all of its outstanding 10% Senior Notes due March 15, 2009 (the “2009 Notes”) in accordance with the terms of the indenture governing the 2009 Notes. The 2009 Notes will be redeemed on April 6, 2004 (the “Redemption Date”), following the expiration of the Offer, at a redemption price of US$1,050.00 per US$1,000 principal amount of 2009 Notes, plus all interest accrued thereon up to but excluding the Redemption Date. It is expected that the outstanding 2009 Notes with an aggregate principal amount of US$17,390,000 will be redeemed on the Redemption Date. The cost of redemption of the 2009 Notes will be funded from the proceeds of the Company’s recently completed issue of 7-3/8% Senior Notes due 2014. The 2009 Notes will cease to bear interest from and after the Redemption Date.

The 2009 Notes are currently the subject of a tender offer (the “Offer”) the terms of which are described in the Company’s Offer to Purchase and Consent Solicitation Statement dated March 9, 2004 and related Consent and Letter of Transmittal (the “Offer Documents”). The Offer is not affected by the proposed redemption of the 2009 Notes and remains open for acceptance until 12:01 a.m., New York City time, on Tuesday April 6, 2004 (the “Expiration Date”). 2009 Notes tendered to the Offer prior to the Expiration Date will be purchased at a price of US$1,023.75 per US$1,000 principal amount of 2009 Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The conditions to the Offer continue to be as set out in the Offer Documents. The Offer Documents should be read carefully before any decision is made with respect to the Offer.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040